[redacted]

S 13010134 OMMISSION
19

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

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SEC FILE NUMBER
8-65199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dividend Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

518 17th Street, 12th Floor
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Murray 303-228-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1225 17th Street, Suite 800 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CVM

PX 3/12

OATH OR AFFIRMATION

I, Charles Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dividend Capital Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAWN R ROGERS NOTARY PUBLIC STATE OF COLORADO

Signature

Designated Principal

Title

Notary Public

my commission expires on January 17, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Financial Statements and Supplementary Information

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Table of Contents

KPMG

KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm

The Member
Dividend Capital Securities LLC:

We have audited the accompanying financial statements of Dividend Capital Securities LLC (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations and member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Dividend Capital Securities LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I, Computation of Net Capital under Rule 15c3-1, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Denver, Colorado
February 28, 2013

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	3,253,251
Accounts receivable – related parties		1,228,059
Property and equipment, net of accumulated depreciation of $133,981		7,498
Other assets		546,086
Total assets	$	5,034,894
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and other accruals ($123,840 due to related parties)	$	728,158
Accrued commissions and bonuses – related parties		2,232,532
Accrued commissions		616,785
Other liabilities		78,155
Total liabilities		3,655,630
Member's equity		1,379,264
Commitments and contingencies		
Total liabilities and member's equity	$	5,034,894

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Operations and Member's Equity

Year ended December 31, 2012

Revenue:		
Dealer manager fees – related party	$	17,716,152
Marketing fees – related parties		5,278,608
Commissions, net (note 3)		—
Other income		700
Total revenue		22,995,460
Expenses:		
Commissions – related parties		6,787,060
Payroll related		4,549,390
Office and overhead		1,854,167
Marketing and travel		11,050,781
General and administrative		575,635
Total expenses		24,817,033
Net loss		(1,821,573)
Member's equity, beginning of year		1,670,837
Capital contributions from member		2,190,000
Capital distributions to member		(660,000)
Member's equity, end of year	$	1,379,264

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	(1,821,573)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		21,660
Changes in operating assets and liabilities:		
Increase in accounts receivable – related parties		(371,248)
Decrease in other assets		192,100
Increase in accounts payable and other accruals		263,243
Increase in other liabilities		19,266
Increase in accrued commissions and accrued commissions and bonuses – related parties		896,365
Net cash used in operating activities		(800,187)
Cash flows from financing activities:		
Capital contributions from member		2,190,000
Capital distributions to member		(660,000)
Net cash provided by financing activities		1,530,000
Net increase in cash and cash equivalents		729,813
Cash and cash equivalents, beginning of year		2,523,438
Cash and cash equivalents, end of year	$	3,253,251

See accompanying notes to financial statements.

(1) Organization

Dividend Capital Securities LLC (the Company) is a wholly owned subsidiary of Dividend Capital Securities Group LLLP (DCSG). The Company was formed as a limited liability company on December 20, 2001, under the laws of the State of Colorado. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). During 2012, the Company conducted business primarily as a broker-dealer to offer shares of Industrial Income Trust Inc. (IIT), though the Company also serves as the broker-dealer for Dividend Capital Diversified Property Fund Inc. (DPF), both of which are related parties. IIT's public offering of up to $2.0 billion in shares of common stock commenced on December 18, 2009. IIT commenced a follow-on public offering of up to $2.4 billion in shares of common stock on April 17, 2012, immediately following the end of the initial offering. DPF's public offering of up to $3.0 billion in shares of common stock commenced on July 12, 2012. As of December 31, 2012, no shares have been sold by DPF pursuant to its Dealer Manager Agreement with DCS.

The Company has obtained a commitment letter from DCSG that it will continue to provide equity funding for the Company's operations through at least January 1, 2014, if needed.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may exceed federally insured limits or may be invested in nonfederally insured money market accounts from time to time. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of all property and equipment is five years.

(e) Income Taxes

The Company is treated as a single member limited liability company and, as such, is disregarded as a separate entity for federal and, to the extent possible, applicable state income tax purposes. Accordingly, the tax effects of the Company flow through to DCSG, the sole member. The sole member of the Company is a limited liability limited partnership, which is also a nontaxable entity and flows through its pro rata share of its taxable income to the tax returns of the individual partners.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than fifty percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

As of December 31, 2012, there were no uncertain tax positions for which it is reasonably possible that amounts will change in the next 12 months. The earliest tax year open to examination by state or federal taxing authorities is 2008.

(f) Revenue Recognition

The Company earns dealer manager fees for managing the offerings of IIT's and DPF's common shares. Revenue is also earned from commissions where the Company is the broker-dealer of record for security transactions upon consummation of the sale of the securities. Revenue from commissions is reported net of commission expense as the Company acts as an agent in the transaction. Dealer manager fees are earned upon the consummation of the sale of securities. Marketing fees and reimbursements are recognized as income when the fees are earned and become due and payable.

(3) Commissions and Fees

The Company has a Dealer Manager Agreement with IIT to sell shares of the common stock of IIT (the IIT Shares) under IIT's first public offering, which included shares pursuant to IIT's Distribution Reinvestment Plan (DRIP). Subject to the provisions for a reduction of the sales commission described in IIT's prospectus, IIT will pay the Company a sales commission of up to 7.0% of the gross offering proceeds raised from the sale of IIT shares in its primary offering, all of which may be reallowed to participating broker-dealers who are members of FINRA. IIT will also pay the Company a Dealer manager fee of $0.25 per share of IIT common stock sold in the primary offering, for managing and coordinating the offering, working with participating broker-dealers and providing sales and marketing assistance, part of which may be reallowed to participating broker-dealers.

Prior to and during 2012, the Company signed a number of Selected Dealer Agreements (the Selected Agreements) with various broker-dealers to sell the IIT shares to the public. Under the Selected Agreements, the Company paid the broker-dealers a commission of up to seven percent (7%) of gross proceeds. Commissions are paid to the broker-dealers within 30 days of the Company receiving its commissions from IIT. The Company recognized gross commission revenue of $44,294,986 and gross commission expense of $44,294,986 during the year ended December 31, 2012. These amounts are recorded net of each other in accordance with FASB Accounting Standards Codification Topic No. 605-45, *Principal Agent Considerations*, and are presented as commissions, net in the accompanying statement of operations and member's equity.

The Company has a Dealer Manager Agreement with DPF to sell shares of the common stock of DPF (the DPF Shares) under DPF's primary public offering, which included shares pursuant to DPF's Distribution Reinvestment Plan (DRIP). Subject to the provisions for a reduction of the sales commission described in DPF's prospectus, DPF will pay the Company a sales commission of up to 3.0% of the net asset value (NAV), as defined by DPF in their registration statement filed with the SEC, per Class A share, all of which may be reallowed to participating broker-dealers who are members of FINRA. DPF will not pay any selling commissions with respect to purchases of Class W shares, Class I shares or shares of any class sold pursuant to our DRIP. DPF will pay the Dealer Manager a dealer manager fee for managing and coordinating the offering, working with participating broker-dealers and providing sales and marketing assistance, part of which may be re-allowed to participating broker-dealers. The dealer manager fee accrues daily in an amount equal to $1/365^{th}$ of 0.60% of our NAV per share for each of our class A and Class W shares and an amount equal to $1/365^{th}$ of 0.10% of our NAV per share for our Class I shares for such day on a continuous basis from year to year.

The Company recognized $1,738,862 of offering expense reimbursements from Dividend Capital Total Advisors LLC and $23,207 of offering expense reimbursements from Industrial Property Advisors Group LLC, both of which are related parties.

(4) Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, not to exceed aggregate indebtedness to net capital ratio of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 to aggregate indebtedness. At December 31, 2012, the Company had regulatory net capital of $507,053, which was $263,344 in excess of its minimum net capital requirement of $243,709. At December 31, 2012, the aggregate indebtedness to net capital ratio was 7.2 to 1.

(5) Related-Party Transactions

The Company has agreements with related parties, which require the Company to pay allocated expenses from the related party, including: payroll-related expenses, office supplies, rent, insurance, taxes, and other ordinary administrative expenses. The overhead expenses are allocated to the relevant entities, including the Company, according to the headcount associated with each entity. The Company incurred $1,588,060 of these related-party expenses for the year ended December 31, 2012, which are included in office and overhead expense in the accompanying statement of operations and member's equity. Additionally, all

revenue earned by the Company is from related parties and a portion of the commissions paid by the Company is to related parties (note 3).

(6) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection k(2)(i) of the Securities and Exchange Act of 1934. Under this exemption, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

(7) Subsequent Events

The Company has evaluated subsequent events through February 28, 2013, the date the financial statements were available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustments.

Schedule I

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Computation of Net Capital under Rule 15c3-1

December 31, 2012

Net capital:		
Member's equity	$	1,379,264
Less nonallowable assets:		
Property and equipment, net		7,498
Accounts receivable – related parties, net of allowable portion		318,627
Other assets		546,086
Net capital		507,053
Minimum required net capital (greater of $5,000 or 6⅔% of aggregate indebtedness of $3,655,630)		243,709
Capital in excess of minimum requirements	$	263,344

The computation of net capital in conjunction with Form X-17A-5, as of December 31, 2012, as amended as filed on February 28, 2013, does not differ from the computation under Rule 15c3-1, as calculated above.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member
Dividend Capital Securities LLC:

In planning and performing our audit of the financial statements of Dividend Capital Securities LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Dividend Capital Securities, LLC
518 17th Street, 12th FL
Denver, CO 80202-4130

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Bauerle (303) 953-3898

2. A. General Assessment (item 2e from page 2) $29,846
   B. Less payment made with SIPC-6 filed (exclude interest) (20,248)
      7/27/12
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) ____
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____
   F. Total assessment balance and interest due (or overpayment carried forward) $9,598
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $9,598
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dividend Capital Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of February , 20 13 .

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 12
and ending December 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 22,995,459
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	(4,587,725)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Marketing Support to Registered Broker Dealers (see attached)	(6469,203)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(11,056,928)
2d. SIPC Net Operating Revenues	$ 11,938,531
2e. General Assessment @ .0025	$ 29,846
	(to page 1, line 2.A.)

Broker Name	2012 Marketing Support
1st Partners Inc	53,077.84
Allied Beacon Partners Inc	2,796.20
Ameriprise Financial Services Inc	2,764,600.51
AXA Equitable	47,501.92
Berthel Fisher & Company	13,981.98
Calton & Associates Inc	2,050.00
Cambridge Investment Research Inc	123,747.90
Capital Investment Brokerage Inc	375.00
Capital Investment Group Inc	8,328.04
Cetera Advisor Networks	921.54
Cetera Advisors	5,809.82
Cetera Investment Services LLC	1,250.00
CFD Investments Inc	4,658.86
Commonwealth Financial Network	67,015.70
Crown Capital Securities LP	4,159.94
DeWaay Financial Network	1,145.00
Essex National Securities Inc	27,147.95
Financial Network Investment Corp	25,768.43
Fintegra LLC	20,975.20
Fogel Neale Securities	2,653.00
FSC Securities Corp	66,043.51
Geneos Wealth Management	4,320.00
H Beck Inc	11,510.00
Harvest Capital LLC	550.00
Heritage Financial Systems Inc	800.00
Hilliard Lyons	120,654.63
Independent Financial Group	9,842.00
Infinex Financial Group	35,155.62
ING Financial Partners	50,571.63
Investacorp Inc	21,398.50
JJB Hilliard WL Lyons LLC	84,736.86
Kovack Securities Inc	1,675.00
Lincoln Financial Advisors	327,848.24
Lincoln Financial Securities	100,158.46
LPL Financial	81,137.03
LPL Financial Corporation	949,073.20
Metlife Securities	18,268.86
Multi Financial	51,286.82
New England Securities	60,278.65
NFP Securities Inc	153,126.41
NPB Securities Inc	7,928.78
Pacific West Financial	425.00
Pacific West Securities	3,761.45
Primevest	53,853.67
Royal Alliance Associates Inc	37,417.34
Sagepoint Financial Inc	55,520.79
Securities America Inc	225,076.35
Southwest Securities	60,228.11
SWS Financial Services Inc	1,250.00
The Huntington Investment Co	82,413.37
Tower Square Securities Inc	500.00
TransAmerica Financial Advisors	7,377.33
US Bankcorp Investments	470,916.39
UVEST Financial	1,550.00
VSR Financial Services	129,359.89
Walnut Street Securities	4,070.49
Wayne Hummer Investments LLC	1,153.62
Grand Total	**6,469,202.83**